

Mail Stop 4631

March 2, 2010

Mr. Brent L. Korb
Quanex Building Products Corporation
1900 West Loop South, Suite 1500
Houston, Texas 77027

> **RE:** **Quanex Building Products Corporation**
> **Form 10-K for the fiscal year ended October 31, 2009**
> **Filed December 18, 2009**
> **File # 1-33913**

Dear Mr. Korb:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended October 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 25

1. We note your discussion of the factors that impacted your results of operations for each reportable segment during each period presented. In future filing, to the extent practicable, please quantify the factors you identify. For example, please

quantify the impact of decreases in volume, increases in prices, and new products on sales in Engineered Products. Also, in Aluminum Sheet Products, please quantify pounds shipped, average selling price per pound, and average cost of sales per pound during each period presented.

Liquidity and Capital Resources, page 32

2. We note your discussion of the covenants you are subject to under your Credit Facility. Please revise future filings to present, for your most significant and restrictive covenants, actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date. Such a presentation may allow investors to more easily understand your current status and future ability to meet your covenants. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

3. We note your disclosure that availability under your Credit Facility was limited by your Consolidated Leverage Ratio. Please revise future filings to include a more specific and quantified discussion regarding how covenant requirements limit your borrowing base.

Critical Accounting Estimates page 37

Impairment or Disposal of Long-Lived Assets, page 38

4. We note that you recorded an impairment charge related to your intangible assets during the first quarter of FY 2009. It appears to us that a further charge could be significant to your results. Please revise future annual and quarterly filings to include a more specific and comprehensive discussion regarding how you consider current events and circumstances in determining whether it is necessary to test your intangible assets for recoverability. If an analysis is conducted in a given period, please include a specific and comprehensive discussion regarding the results of that analysis.

5. We note that you recorded impairment charges related to goodwill during the first and second quarters of FY 2009. It appears to us that a further charge could be significant to your results. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values and goodwill for such reporting units, in the aggregate or individually, if impaired, could materially impact your results or total shareholders' equity, please identify and provide the following disclosures for each such reporting unit in future filings:
   - The percentage by which fair value exceeds carrying value as of the most-recent step-one test.

- A description of the material assumptions that drive estimated fair value.
- A discussion of any uncertainties associated with each key assumptions
- A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

If you have determined that estimated fair values substantially exceed the carrying values of your reporting units, please disclose that determination in future filings. Reference Item 303 of Regulation S-K.

Income Taxes, page 39

6. Please provide us and revise future filings to include a more specific and comprehensive discussion regarding your basis for determining that deferred tax assets will be realized in the future. Please identify all the positive and negative evidence you considered in determining if a valuation allowance is necessary. Reference ASC 740-10-30.

Note 1. Organization and Significant Accounting Policies, page 50
Asset Retirement Obligations, page 52

7. Please revise future filings to clarify the number, if any, of asset retirement obligations with indeterminate settlement dates. For any such assets, please disclose the potential undiscounted obligations.

Warranty Obligations, page 52

8. Please revise future filings to include a roll-forward of your warranty obligation for each period presented. Reference ASC 460-10-50-8.

Note 11. Retirement Plans, page 71

9. We note your disclosures on page 74 that you have changed the manner in which you determine your discount rate. With a view towards future disclosure, please tell us why you changed your method of determining your discount rate and explain if and how this change impacted your benefit estimates. In addition, please tell us, and revise future filings to discuss, what underlying factors led to changes in your discount rates as of and during each period presented.

Note 12. Industry Segment Information, page 77

10. Please demonstrate to us how you determined that it is appropriate to aggregate three operating segments into your Engineered Products reportable segment. We note that we previously commented on this issue in connection with our review of your Form 10 in 2008. In your response letter dated March 6, 2008 you acknowledged that you were required to monitor the future performance of your

operating segments to confirm the convergence of economic indicators. Please provide us a specific and comprehensive discussion regarding your assessment of the economic characteristics of each operating segment during the periods presented.

<u>Definitive Proxy Statement on Schedule 14A filed on January 22, 2010</u>

<u>Compensation Discussion and Analysis, page 12</u>
<u>Effect of Recent Economic Volatility on Executive Pay, page 14</u>

11. Please tell us what the actual percentages of the June 2009 market salary adjustments were and tie your response to your "Competitive Positioning" discussion on page 15. In future filings please ensure to discuss the factors considered by the compensation committee in approving the 2.5% to 5% salary increases (we note your disclosure on top of page 16).

<u>Long-Term Incentive Compensation, page 18</u>

12. We note your "Competitive Positioning" discussion stating that you target the opportunity to earn the market's 75th percentile "when performance warrants." Please tell us with a view toward future disclosure whether you are referring to the company's corporate performance or the individual performance of each named executive officer, and in each case, how such performance affected the compensation committee's decision making process.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding comments on the financial statements and related matters please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3689. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Pam Long, Assistant Director, at (202) 551-3765 with any other questions.

Sincerely,

John Hartz
Senior Assistant Chief Accountant